SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )
Encore Energy Partners LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
29257A 106
(CUSIP Number)
Mark Allen, Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, TX 75024
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Denbury Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,924,055

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,924,055

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,924,055

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 46.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Denbury Encore Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,995,801

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,995,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,995,801

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 22.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Encore Partners LP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,995,801

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		9,995,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,995,801

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 22.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EAP Operating, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,928,254

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,928,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,928,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 24.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EAP Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,928,254

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,928,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,928,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 24.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	29257A 106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Encore Operating, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,928,254

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,928,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,928,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	APPROXIMATELY 24.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	29257A 106
Item 1. Security and Issuer
          This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Encore Energy Partners LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 777 Main Street, Suite 1400, Fort Worth, Texas, 76102.
Item 2. Identity and Background
(a) This Schedule 13D is filed by Denbury Resources Inc., a Delaware corporation (“DNR”), Denbury Encore Holdings Inc., a Delaware corporation (“Encore Holdings”), Encore Partners LP Holdings LLC, a Delaware limited liability company (“LP Holdings”), EAP Operating, LLC, a Delaware limited liability company (“EAP Operating”), EAP Properties, Inc., a Delaware corporation (“EAP Properties”), and Encore Operating, L.P., a Texas limited partnership (“Encore Operating”), which are referred to herein collectively as the “Reporting Persons.”
          DNR is a publicly traded oil and natural gas company. DNR is the sole stockholder of Encore Holdings and Encore Holdings is the sole member of LP Holdings and is the sole stockholder of each of EAP Operating and EAP Properties. EAP Operating and EAP Properties are the sole general partner and sole limited partner, respectively, of Encore Operating. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
          Encore Energy Partners GP LLC, a Delaware limited liability company (“GP LLC”), is the general partner of the Issuer.
(b) The business address of the Reporting Persons, other than DNR, is 777 Main Street, Suite 1400, Fort Worth, Texas, 76102. The business address of DNR is 5100 Tennyson Parkway, Suite 1200, Plano, TX 75024.
(c) The principal business of DNR is to engage in the acquisition, development, operation, and exploration of oil and natural gas properties. Encore Holdings’ principal business is to engage in any business permitted by the laws of the State of Delaware. LP Holdings’ principal business is to hold a limited partner interest in the Issuer. EAP Operating and EAP Properties’ principal businesses are to hold a general partner interest and a limited partner interest, respectively, in Encore Operating. Encore Operating’s principal business is to hold oil and natural gas and related assets of the Issuer and a limited partner interest in the Issuer.
(d) Negative with respect to the Reporting Persons.
(e) Negative with respect to the Reporting Persons.
(f) Not applicable.
          In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors, and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of this Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds and Other Consideration
          On October 31, 2009, Encore Acquisition Company (“Encore”) entered into an Agreement and Plan of Merger (the “Merger”) with DNR, whereby Encore agreed to merge with and into DNR with DNR surviving the merger. The Merger closed March 9, 2010, following stockholder approval granted at a special meeting of each of the respective company’s stockholders on the same date.

CUSIP No.	29257A 106
          In addition to its then 46.2% limited partner interest in the Issuer, prior to the Merger, Encore also held, indirectly, an approximate 1.1% general partner interest in the Issuer. As a result of the Merger, by operation of law, Denbury obtained control of GP LLC. The Merger included the acquisition of Encore, the assumption of certain debt of Encore and the acquisition of the noncontrolling interest in the Issuer described above. However, the Merger Agreement did not specify the consideration allocated to the limited partner or general partner interest in the Issuer. The consideration for the Merger included a combination of shares of Denbury, the sale of $1 billion of 8 1/4% Senior Subordinated Notes of Denbury due 2020, which closed on February 10, 2010, and a new $1.6 billion senior secured revolving credit facility with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., which was completed on March 9, 2010.
Item 4. Purpose of the Transaction.
          As stated above in Item 3, the Common Units were acquired by DNR pursuant to the Merger. In connection with the Merger, I. Jon Brumley and Jon S. Brumley, each of which beneficially owns Common Units, resigned from their positions with the Issuer. In connection with their departure, either of the Brumleys may choose to dispose of their Common Units. The Reporting Persons are not currently aware of any plans to do so.
          The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of this Schedule 13D:
     (a) None.
     (b) None.
     (c) None.
     (d) Upon consummation of the Merger, GP LLC, an indirect, wholly owned subsidiary of DNR replaced all of its managers with affiliates of DNR. GP Holdings has no current plans to fill the vacancies on GP LLC’s board of directors that resulted from the departure of the Brumleys. The directors of GP LLC are not elected by the Issuer’s unitholders and will not be subject to re-election on a regular basis in the future. The Issuer’s unitholders will also not be entitled to elect the directors of GP LLC or directly or indirectly participate in the Issuer’s management or operation. As indirect owner of GP LLC, DNR will have the ability to cause GP Holdings to elect all the members of the board of directors of GP LLC.
     (e) DNR, as indirect owner of GP LLC, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of this Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this

CUSIP No.	29257A 106
Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties), or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
          Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
          The Issuer’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) is hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007, which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer
          (a) (1) DNR, as the direct and indirect owner of LP Holdings and Encore Operating, may be deemed to be the beneficial owner of 20,924,055 Common Units, which represents approximately 46.2% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, and 45,285,347 Common Units outstanding as reported in the Issuer’s Form 10-K filed on February 25, 2010).
          (2) LP Holdings is the record and beneficial owner of 9,995,801 Common Units, which represents approximately 22.0% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, and 45,285,347 Common Units outstanding as reported in the Issuer’s Form 10-K filed on February 25, 2010).
          (3) EAP Operating and EAP Properties, as the sole general partner and sole limited partner, respectively, of Encore Operating, may be deemed to beneficially own the 10,928,254 Common Units held by Encore Operating, which represents approximately 24.1% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, and 45,285,347 Common Units outstanding as reported in the Issuer’s Form 10-K filed on February 25, 2010).
          (4) Encore Operating is the record and beneficial owner of 10,928,254 Common Units, which represents approximately 24.1% of the outstanding Common Units (based on calculations made in accordance with Rule 13d-3, and 45,285,347 Common Units outstanding as reported in the Issuer’s Form 10-K filed on February 25, 2010).
          (5) See Schedule 1 for the aggregate number and percentage of Common Units beneficially owned by the Listed Persons.
          (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
          (c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.
          (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by DNR on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of, Common Units

CUSIP No.	29257A 106
beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends or distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
          Subject to the terms and conditions of the Partnership Agreement, GP LLC and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.
          The Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, voting, distributions, transfers, GP LLC’s limited call right and allocations of profits and losses to the partners.
          Under the Limited Liability Company Agreement of GP LLC, DNR, as the indirect sole member of GP LLC, has the ability to cause the election of the members of the board of directors of GP LLC.
          References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Limited Liability Company Agreement of GP LLC as set forth in this Item 6 are qualified in their entirety by reference to the Limited Liability Company Agreement of GP LLC filed as Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 11, 2007, which is incorporated in its entirety in this Item 6.

CUSIP No.	29257A 106
Item 7. Materials to Be Filed as Exhibits

99.1	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP (including specimen unit certificate for the Common Units) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007).

99.2	Limited Liability Company Agreement of Encore Energy Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 11, 2007).

99.3*	Joint Filing Statement.

99.4	Agreement and Plan of Merger, dated October 31, 2009, by and between Denbury Resources Inc. and Encore Acquisition Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Denbury Resources Inc. filed with the Commission on November 5, 2009).

99.5	Credit Agreement among Denbury Resources Inc., as Borrower, the financial institutions listed on Schedule 1.1 thereto, as Banks, JPMorgan Chase Bank, N.A., as Administrative Agent, Banc of America Securities LLC, as Syndication Agent, and BNP Paribas, The Bank of Nova Scotia, and Credit Suisse Securities (USA) LLC, as Co-Documentation Agents, dated as of March 9, 2010 (incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K of Denbury Resources Inc. filed with the Commission on March 12, 2010).

99.6	Indenture dated as of February 10, 2010 among Denbury Resources Inc., certain of the Subsidiaries of Denbury Resources Inc. that are guarantors of the 8 1/4% Senior Subordinated Notes due 2020, and Wells Fargo, National Association, as trustee (incorporated by reference as Exhibit 4.1 to the Current Report on Form 8-K of Denbury Resources Inc. filed with the Commission on February 12, 2010).

*	Filed herewith

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 19, 2010

Denbury Resources Inc.
By:	/s/ Phil Rykhoek
Phil Rykhoek, Chief Executive Officer

Denbury Encore Holdings Inc.
By:	/s/ Phil Rykhoek
Phil Rykhoek, Chief Executive Officer

Encore Partners LP Holdings LLC
By:	/s/ Phil Rykhoek
Phil Rykhoek, Chief Executive Officer

EAP Operating, LLC
By:	/s/ Phil Rykhoek
Phil Rykhoek, Chief Executive Officer

EAP Properties, Inc.
By:	/s/ Phil Rykhoek
Phil Rykhoek, Chief Executive Officer

Encore Operating, L.P.
By:	EAP Operating, LLC, its general partner

By:	/s/ Phil Rykhoek
Phil Rykhoek, Chief Executive Officer

Schedule 1
Listed Persons
(As of March 9, 2010)
Executive Officers of Denbury Resources Inc.

Phil Rykhoek
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Ronald T. Evans
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: President and Chief Operating Officer
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Mark C. Allen
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Robert L. Cornelius
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Senior Vice President — Operations
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Dan E. Cole
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — Marketing
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Bradley A. Cox
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — Business Development
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
H. Raymond Dubuisson
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — Legal
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Charlie Gibson
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — West Region
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Alan Rhoades
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — Accounting, Chief Accounting Officer
Citizenship: USA
Amount Beneficially Owned: 0
Barry Schneider
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — East Region
Citizenship: USA
Amount Beneficially Owned: 0
Whitney M. Shelley
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — Human Resources
Citizenship: USA
Amount Beneficially Owned: 0
Greg Dover
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — Northern Region
Citizenship: USA
Amount Beneficially Owned: 0
Jeff Marcel
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Vice President — Drilling
Citizenship: USA
Amount Beneficially Owned: 0
Board of Directors of Denbury Resources Inc.
Gareth Roberts
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Co-Chairman of the Board, Chief Strategist of DNR
Citizenship: USA
Amount Beneficially Owned: 0
Wieland Wettstein
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Co-Chairman of the Board, President of Finex Financial Corporation Ltd.
Citizenship: USA
Amount Beneficially Owned: 0
Michael L. Beatty
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Chairman and Chief Executive Officer of Beatty & Wozniak, P.C.
Citizenship: USA
Amount Beneficially Owned: 0
Michael B. Decker
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Principle with Wingate Partners
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
Ronald G. Greene
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Principal Stockholder, Officer, and Director of Tortuga Investment Corp.
Citizenship: USA
Amount Beneficially Owned: 0 Common Units
David I. Heather
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Independent Consultant
Citizenship: USA
Amount Beneficially Owned: 0 Common Units

Gary L. McMichael
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Independent Consultant
Citizenship: USA
Amount Beneficially Owned: 0
Randy Stein
c/o Denbury Resources Inc., 5100 Tennyson Parkway, Suite 1200, Plano, Texas, 75024
Principal Occupation: Independent Consultant
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Denbury Encore Holdings Inc.
Phil Rykhoek
Chief Executive Officer
(see above)
Ronald T. Evans
President and Chief Operating Officer
(see above)
Robert L. Cornelius
Senior Vice President — Operations, Assistant Secretary
(see above)
Mark C. Allen
Senior Vice President, Chief Financial Officer, Treasurer, Assistant Secretary
(see above)
H. Raymond Dubuisson
Vice President — Legal, Secretary
(see above)
Directors of Denbury Encore Holdings Inc.
Phil Rykhoek
(see above)
Ronald T. Evans
(see above)
Robert L. Cornelius
(see above)
Mark C. Allen
(see above)
Executive Officers of Encore Partners LP Holdings LLC
Phil Rykhoek
Chief Executive Officer
(see above)
Ronald T. Evans
President and Chief Operating Officer
(see above)

Robert L. Cornelius
Senior Vice President — Operations, Assistant Secretary
(see above)
Mark C. Allen
Senior Vice President, Chief Financial Officer, Treasurer, Assistant Secretary
(see above)
H. Raymond Dubuisson
Vice President — Legal, Secretary
(see above)
Managers of Encore Partners LP Holdings LLC
Phil Rykhoek
(see above)
Ronald T. Evans
(see above)
Robert L. Cornelius
(see above)
Mark C. Allen
(see above)
Executive Officers of EAP Operating, LLC
Phil Rykhoek
Chief Executive Officer
(see above)
Ronald T. Evans
President and Chief Operating Officer
(see above)
Robert L. Cornelius
Senior Vice President — Operations, Assistant Secretary
(see above)
Mark C. Allen
Senior Vice President, Chief Financial Officer, Treasurer, Assistant Secretary
(see above)
H. Raymond Dubuisson
Vice President — Legal, Secretary
(see above)
Dan E. Cole
Vice President — Marketing
(see above)
Brad Cox
Vice President — Business Development
(see above)
Charlie Gibson
Vice President — West Region

(see above)
Barry Schneider
Vice President — East Region
(see above)
Greg Dover
Vice President — Northern Region
(see above)
Alan Rhoades
Vice President — Accounting
(see above)
Jeff Marcel
Vice President — Drilling
(see above)
Whitney M. Shelley
Vice President — Human Resources
(see above)
Directors of EAP Operating, LLC
Phil Rykhoek
(see above)
Ronald T. Evans
(see above)
Robert L. Cornelius
(see above)
Mark C. Allen
(see above)
Executive Officers of EAP Properties, Inc.
Phil Rykhoek
Chief Executive Officer
(see above)
Ronald T. Evans
President and Chief Operating Officer
(see above)
Robert L. Cornelius
Senior Vice President — Operations, Assistant Secretary
(see above)
Mark C. Allen
Senior Vice President, Chief Financial Officer, Treasurer, Assistant Secretary
(see above)

H. Raymond Dubuisson
Vice President — Legal, Secretary
(see above)
Dan E. Cole
Vice President — Marketing
(see above)
Brad Cox
Vice President — Business Development
(see above)
Charlie Gibson
Vice President — West Region
(see above)
Barry Schneider
Vice President — East Region
(see above)
Greg Dover
Vice President — Northern Region
(see above)
Alan Rhoades
Vice President — Accounting
(see above)
Jeff Marcel
Vice President — Drilling
(see above)
Whitney M. Shelley
Vice President — Human Resources
(see above)
Directors of EAP Properties, Inc.
Phil Rykhoek
(see above)
Ronald T. Evans
(see above)
Robert L. Cornelius
(see above)
Mark C. Allen
(see above)
Executive Officers of Encore Operating, L.P.
See above for information regarding the executive officers of EAP Operating, LLC, the general partner of Encore Operating, L.P.

Directors of Encore Operating, L.P.
See above for information regarding the directors of EAP Operating, LLC, the general partner of Encore Operating, L.P.

*	Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Units.

EXHIBIT INDEX

99.1	Second Amended and Restated Agreement of Limited Partnership of Encore Energy Partners LP (including specimen unit certificate for the Common Units) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 21, 2007).

99.2	Limited Liability Company Agreement of Encore Energy Partners GP LLC (incorporated by reference to Exhibit 3.4 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on May 11, 2007).

99.3	Joint Filing Statement.

99.4	Agreement and Plan of Merger, dated October 31, 2009, by and between Denbury Resources Inc. and Encore Acquisition Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Denbury Resources Inc. filed with the Commission on November 5, 2009).

99.5	Credit Agreement among Denbury Resources Inc., as Borrower, the financial institutions listed on Schedule 1.1 thereto, as Banks, JPMorgan Chase Bank, N.A., as Administrative Agent, Banc of America Securities LLC, as Syndication Agent, and BNP Paribas, The Bank of Nova Scotia, and Credit Suisse Securities (USA) LLC, as Co-Documentation Agents, dated as of March 9, 2010 (incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K of Denbury Resources Inc. filed with the Commission on March 12, 2010).

99.6	Indenture dated as of February 10, 2010 among Denbury Resources Inc., certain of the Subsidiaries of Denbury Resources Inc. that are guarantors of the 8 1/4% Senior Subordinated Notes due 2020, and Wells Fargo, National Association, as trustee (incorporated by reference as Exhibit 4.1 to the Current Report on Form 8-K of Denbury Resources Inc. filed with the Commission on February 12, 2010)